Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold” or the “Company”)
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION
RANDGOLD RESOURCES SIGNS AGREEMENT TO INCREASE STAKE IN MOTO GOLD PROJECT
London, United Kingdom, 31 October 2009 — Randgold Resources Limited is pleased to announce that, together with AngloGold Ashanti Limited (“AngloGold”), it has entered into a definitive agreement with L’Office des Mines d’Or de Kilo-Moto (“OKIMO”) to purchase an additional 20% stake in the Moto gold project (the “Moto Gold Project”) for an aggregate consideration of approximately US$113.6 million (the “Acquisition”).
On 15 October 2009, Randgold announced that, together with AngloGold, it had completed the acquisition of Moto Goldmines Limited (“Moto”), a gold exploration and development company which has a 70% interest in the Moto Gold Project. The Moto Gold Project is being developed by Kibali Goldmines sprl (“Kibali Goldmines”), a joint venture company which owns 100% of the Moto Gold Project and in which OKIMO, a Congolese para-statal entity, currently holds a 30% stake.
The Acquisition will be effected through the purchase from OKIMO of 20% of the issued share capital of Kibali Goldmines which will be held through Kibali (Jersey) Limited (“Kibali (Jersey)”), a company that is jointly owned by Randgold and AngloGold and the same vehicle which holds Randgold and AngloGold’s joint venture interest in Moto. Following completion of the Acquisition, Randgold and AngloGold will together hold a 90% joint venture interest in Kibali Goldmines through Kibali (Jersey) (both directly and indirectly) and OKIMO will hold the remaining 10% stake.
Increasing its stake in the Moto Gold Project through the Acquisition is in line with Randgold’s growth strategy of creating value by developing discoveries rather than paying a premium for established operations. As a result of the Acquisition, Randgold will dedicate the same management time and expertise that will be required to develop the Moto Gold Project, but will be able to leverage this intellectual capital over a larger economic interest in the project, increasing the return for its shareholders.
As part of the Acquisition, Randgold and AngloGold have secured certain undertakings and commitments from the Government of the Democratic Republic of the Congo (the “DRC”) in respect of Kibali Goldmines’ exploitation permits and licenses, as well as the existing DRC mining legislation and the fiscal regime under which the Moto Gold Project will operate.
Commenting on the Acquisition, Mark Bristow, Randgold’s chief executive said: “This transaction builds on the recent successful acquisition of Moto with our partner AngloGold. We see a great value opportunity in the Moto Gold Project, which is one of the largest undeveloped gold deposits in Africa and has the potential to become a truly world-class asset alongside our other recent discoveries. It marks our expansion into a new and exciting gold belt and whilst the project is not without its challenges, the Randgold capital projects team which will be responsible for the Moto Gold Project is the same one which has successfully developed the Morila and Loulo mines in Mali and is currently building the Tongon mine in Côte d’Ivoire.”

The Acquisition
Randgold and AngloGold have entered into a share purchase agreement (the “SPA”) with OKIMO, pursuant to which Kibali (Jersey) will, subject to the fulfilment of certain conditions (including Randgold shareholder approval), acquire 20% of the issued share capital of Kibali Goldmines from OKIMO for aggregate consideration of approximately US$113.6 million.
The consideration is to be funded equally by Randgold and AngloGold, with Randgold funding its share of the consideration from existing cash resources.
Following completion of the Acquisition, Randgold and AngloGold will together hold a 90% interest in Kibali Goldmines through Kibali (Jersey) (both directly and indirectly) and OKIMO will remain a joint venture partner in Kibali Goldmines with a 10% direct interest, maintaining the continued vested interest of the Government of the DRC in the Moto Gold Project. As part of the Acquisition, the joint venture agreement which governs the operation of Kibali Goldmines and the Moto Gold Project is being amended to reflect the reduced holding of OKIMO and the increased indirect holding of Randgold and AngloGold in Kibali Goldmines and the Moto Gold Project.
Protocol
In addition to the Acquisition, Randgold and AngloGold have caused Moto and Kibali (Jersey) to enter into a protocol (the “Protocol”) with the Government of the DRC under which:
•	the renewal of all the exploitation permits held by Kibali Goldmines will be authorised by the Government of the DRC subject to compliance with the provisions of the DRC mining legislation;

•	for such time as the Moto Gold Project is in commercial production and provided that Kibali Goldmines complies with the DRC mining legislation, all exploitation permits held by Kibali Goldmines shall be renewed on their respective earliest renewal dates; and

•	the Government of the DRC acknowledges that no further payment shall be required in relation to the acquisition of Moto by Randgold and AngloGold.
Under the terms of the Protocol, Moto will make a payment to the Government of the DRC and OKIMO of US$4.5 million within three business days of the delivery of certain documents by the Government of the DRC and OKIMO which are conditions to the Acquisition and which should take place within 10 business days of entering into the SPA. The payment will be made 50% to the Government of the DRC and 50% to OKIMO.
DRC Government support
As part of the Acquisition, Randgold and AngloGold have secured additional support from the Government of the DRC in the form of a declaration (the “Declaration”) under which the Government of the DRC:
•	formally acknowledges the Acquisition and the Protocol entered into by Moto and Kibali (Jersey) in respect of the renewal of exploitation permits held by Kibali Goldmines;

•	confirms that the current DRC mining legislation is in full force and effect and that there are no current proposals to amend it;

•	confirms that the DRC mining legislation contains the totality of the taxes, royalties and other fees payable to the Government of the DRC in relation to mining activities in the DRC and guarantees the stability of these provisions as provided in the DRC mining legislation;

•	provided that Kibali Goldmines complies with the DRC mining legislation and payment is made under the Protocol, agrees to renew all of the exploitation permits held by Kibali Goldmines on the terms of the Protocol and to grant in a timely manner all other permits and licenses required for development and exploitation of the Moto Gold Project;

•	provided that the Moto Gold Project is in commercial production, that Kibali Goldmines complies with the DRC mining legislation and payment is made under the Protocol, agrees to renew all exploitation permits held by Kibali Goldmines on future renewal dates;

•	provided that payment is made under the Protocol, agrees not to terminate or limit the scope or effect of Kibali Goldmines’ exploitation permits other than in accordance with their terms or in accordance with the provisions of the joint venture agreement which governs the operation of Kibali Goldmines; and

•	undertakes not to take any action to prevent, prohibit or frustrate future intra-group transfers by Randgold, AngloGold, Moto or Kibali (Jersey) of shares in Kibali Goldmines and they will not be required to acquire a further interest in Kibali Goldmines as a result of any such intra-group transfer.

As a condition to the Acquisition, the Government of the DRC will, within 10 business days of entering into the SPA, deliver a notification letter regarding a meeting of the Cabinet (the “Notification Letter”), confirming that it has considered the Acquisition and its terms and confirming that the Acquisition is in accordance with DRC law.
Reasons for and benefits of the Acquisition
Randgold sees a number of compelling reasons for and benefits of the Acquisition:
•	Opportunity to convert the Moto Gold Project into a profitable mine. The recent acquisition of Moto by Randgold and AngloGold represents an opportunity to convert this large gold deposit into a profitable mine. The Randgold capital projects team which will be responsible for the Moto Gold Project is the same one which has successfully developed the Morila and Loulo mines in Mali and is currently building the Tongon mine in Côte d’Ivoire. The Company believes that the combination of Randgold’s and AngloGold’s regional business knowledge and government relationships with their extensive gold mining expertise in Africa will assist in unlocking the value of the Moto Gold Project;

•	In line with Randgold’s growth strategy. Increasing its stake in the Moto Gold Project is in line with Randgold’s growth strategy of creating value by developing discoveries rather than paying a premium for established operations. As well as the Moto Gold Project, Randgold sees significant continued exploration upside at both Loulo and Tongon, whilst Massawa and the Company’s latest discovery, Gounkoto, have the potential to be truly world class assets;

•	Greater leverage of Randgold management’s time and expertise. As the provider of technical services to the Moto Gold Project, Randgold will dedicate its management’s time and expertise to developing the project into a profitable mine. Through the acquisition of the additional stake in the Moto Gold Project, this intellectual capital will be able to be leveraged over a larger economic interest in the project without any incremental cost to Randgold, increasing the return for shareholders;

•	Removes a 20% carried interest in the Moto Gold Project. OKIMO currently holds a 30% non-dilutable carried interest in the Moto Gold Project through its holding in Kibali Goldmines. Under the current shareholding structure, this would mean that Randgold and AngloGold fund 100% of capital required to develop the Moto Gold Project with only 70% of the benefit following repayment of capital funding. The Acquisition reduces OKIMO’s holding to a 10% non-dilutable carried interest such that Randgold and AngloGold will receive greater economic benefit from the Moto Gold Project;

•	Simplifies the historic arrangements between Moto, Kibali Goldmines and OKIMO. Historically, there have been a number of loans, commitments and agreements in place between Moto, Kibali Goldmines and OKIMO in relation to the Moto Gold Project which, under the new agreements, will be simplified;

•	Gives operational control of Kibali Goldmines. The joint venture agreement which governs Kibali Goldmines is being amended to reflect the reduced holding of OKIMO in the Moto Gold Project. As part of these amendments, a technical services agreement has been entered into with Kibali Goldmines pursuant to which Randgold will provide technical services to Kibali Goldmines through secondment of Randgold employees in exchange for a fee. Randgold and AngloGold will have increased representation on the Board of Kibali Goldmines and will nominate the Chairman of the Board, thereby enabling them to have greater influence over the constitution of the Executive Committee which oversees the day-to-day management of Kibali Goldmines with the assistance of the technical services provider;

•	Retains support of the Government of the DRC. The Acquisition represents an opportunity for Randgold to acquire a further stake in the Moto Gold Project and provide greater participation for its shareholders in the project’s success, while retaining the support of the Government of the DRC, which will be critical to the successful development of the Moto Gold Project; and

•	Further increase of Randgold’s reserves and resources. The Moto Gold Project is one of the largest undeveloped gold deposits in Africa. A feasibility study on the Moto Gold Project completed by Moto in March 2009 envisages an open pit and underground mining operation with probable mineral reserves of 5.5 Moz which is planned to produce approximately 2.4 Moz of gold in its first five years of operation. Based on this feasibility study, in conjunction with the acquisition of 50% of Moto completed earlier this month, the Acquisition will increase Randgold’s attributable mineral reserves by 2.5 Moz, its measured and indicated resources by 5.1 Moz and its inferred resources by 5.1 Moz.
Conditions to the Acquisition

When aggregated with the acquisition of Moto, the Acquisition constitutes a Class 1 transaction for the purposes of the Listing Rules of the UK Listing Authority and is, therefore, conditional upon the approval of the shareholders of Randgold in a general meeting.
The Acquisition is also subject to a number of other conditions, including:
•	approval by the South African Reserve Bank in relation to AngloGold, as is customary for transactions of this nature;

•	approval by the board of directors and the shareholders of OKIMO, such approval to be granted within 10 business days of entering into the SPA;

•	delivery of the Notification Letter, such condition to be fulfilled within 10 business days of entering into the SPA; and

•	the renewal of all exploitation permits held by Kibali Goldmines which expire in 2014 pursuant to the Protocol.
Randgold and AngloGold have received the full support from their respective boards of directors for the Acquisition and the Acquisition is not subject to shareholder approval by shareholders of AngloGold.
Kibali Goldmines
Kibali Goldmines is a joint venture company based in the DRC, currently owned 70% by Moto and 30% by OKIMO. It owns 100% of the Moto Gold Project that is being developing in the north-east of the DRC and which has total mineral reserves estimated to be 5.5 Moz, measured and indicated resources of 11.3 Moz and inferred mineral resources of 11.2 Moz, based on a feasibility study completed by Moto in March 2009.
As at 31 December 2008, Kibali Goldmines had gross assets of approximately US$137.2 million. For the year ended 31 December 2008, Kibali Goldmines made a loss before tax of approximately US$21.3 million.
General meeting
A circular containing further information on the Acquisition, together with a notice convening a general meeting of Randgold shareholders, will be dispatched by Randgold in due course.
ENQUIRIES

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 614 4438	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com
HSBC, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Randgold and AngloGold and no one else in connection with the Acquisition and will not be responsible to anyone other than Randgold and AngloGold for providing the protections afforded to clients of HSBC, nor for providing advice in relation to the Acquisition, the contents of this announcement or any other matter referred to herein.
ABOUT RANDGOLD
Randgold is a gold mining and exploration company with its principal activities focused on West and East Africa and stated proven and probable reserves of 8.82 Moz as at 31 December 2008 for Loulo, Tongon and Massawa and 30 April 2009 for Morila. In Mali, Randgold has an 80% controlling interest in the Loulo mine, which is currently mining from two open pits and has just commenced mining from one underground mine whilst developing a second underground mine. In the Loulo region, Gounkoto, on the Loulo permit, is shaping up as a significant new discovery. Also in Mali, Randgold owns a 40% interest in the Morila joint venture, the owner of the Morila mine, which it also operates. In Côte d’Ivoire, Randgold owns an effective 84% controlling interest in the Tongon development project, where it has commenced construction and expects to be in production towards the end of 2010. In Senegal, Randgold has a new discovery, Massawa, which is at prefeasibility stage and which it believes has multi million ounce potential and the makings of a world-class orebody. Randgold also has exploration permits and licenses covering substantial areas in Mali, Côte d’Ivoire, Burkina Faso, Ghana, Senegal and Tanzania.
On 15 October 2009, Randgold acquired a 50% indirect interest in Moto through a joint venture with AngloGold. Moto is a gold exploration and development company which owns a 70% stake in the Moto Gold Project in the north-east of the DRC and has advanced the project from exploration through to feasibility. The project is a joint venture between OKIMO and Moto and covers an area of approximately 1 836 km 2 with significant mineral resources and growth potential.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “will”, “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Assumptions upon which such forward looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold (including the Moto Gold Project) to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Risk Factors” in Randgold’s annual report on Form 20-F for the year ended 31 December 2008 which was filed with the US Securities and Exchange Commission (the “SEC”) on 15 May 2009, in the section entitled “Risk Factors” in Randgold’s prospectus published on 12 October 2009 in relation to the consideration shares issued to former Moto shareholders and the risk factors contained in the Moto management information circular dated 10 September 2009 which was filed and is available under Moto’s profile on the SEDAR website at www.sedar.com. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.
RANDGOLD QUALIFIED PERSONS
The mineral reserve estimate related to the Loulo Gold Mine was reviewed and approved by Herbert Gerald Waldeck and Mark David Wanless of SRK Consulting (South Africa) (Pty) Ltd (“SRK”) (each a Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”)) and documented in the Technical Report on the Loulo Gold Mine, Randgold Resources, Mali, dated 3 September 2009. The mineral reserve estimate related to the Tongon Project was reviewed and approved by Mark David Wanless and Herbert Gerald Waldeck of SRK and documented in the Technical Report on the Tongon Development Project, Ivory Coast, dated 10 September 2009. The mineral resource estimate related to the Massawa Project was reviewed and approved by Mark David Wanless of SRK and documented in the Technical Report on the Massawa Project, Senegal, dated 3 September 2009. The mineral reserve estimate related to the Morila Gold Mine was reviewed and approved by Shaun Wayne Crisp (a Qualified Person under NI 43-101) and Herbert Gerald Waldeck of SRK and documented in the Technical Report on the Morila Gold Mine, Randgold Resources, Mali, dated 3 September 2009. Each of these reports is available under Moto’s profile on the SEDAR website at www.sedar.com.
MOTO QUALIFIED PERSONS
The mineral reserve, resource and gold production estimates related to the Moto Gold Project included in this release were reviewed and approved by Quinton de Klerk, a director of Cube Consulting Pty Ltd (“Cube”), Patrick (Rick) Adams, a director of Cube, Terje Hansen, a director of Cube, Paul Kerr, a senior consultant (underground mining) employed by SRK and Fred Kock, a lead metallurgist of Orway Mineral Consultants (WA) Pty Ltd (each a Qualified Person under NI 43-101) and documented in the Amended and Restated Technical Report, Moto Gold Project, Democratic Republic of Congo, dated 20 April 2009. This report is available under Moto’s profile on the SEDAR website at www.sedar.com.
Randgold Resources Limited
David Haddon
General Counsel and Secretary
Tel: +44 1534 735 333